UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F    X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes No       X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED | SASOL ACHIEVES BENEFICIAL OPERATION OF
FIRST LAKE CHARLES CHEMICALS PROJECT PRODUCTION UNIT

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

Sasol achieves beneficial operation of first Lake Charles Chemicals Project production unit

Shareholders of Sasol are referred to the Company’s updated trading statement released on the
Stock Exchange News Service (SENS) on 8 February 2019, wherein the Company provided an update on our Lake Charles Chemicals Project (LCCP) in Louisiana in the USA.

Further to this announcement, Sasol is pleased to announce that its new linear low-density polyethylene (LLDPE) unit in Lake Charles achieved beneficial operations on 13 February 2019. This is the first of the seven LCCP production units to come online.

This milestone follows the safe and successful commissioning of the steam system, which produced first steam on 1 August 2018, a few weeks earlier than planned. Furthermore, all utilities to support the early process units at LCCP were fully operational by the end of November 2018.

Johannesburg
13 February 2019

Sponsor:
Merrill Lynch South Africa (Pty) Ltd

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 February 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary